Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2020

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated October 29, 2020 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2020. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2020.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward-Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019, the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018, our Annual Information Form for the year ended December 31, 2019 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"), Net Present Value ("NPV"), Internal Rate of Return ("IRR") and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage development project, the Skouries gold-copper project in northern Greece. Skouries is currently on care and maintenance. We are working with the Greek government to achieve the necessary conditions required to restart full construction. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Other development projects in our portfolio include:
•Perama Hill, gold-silver, Greece;
•Certej (80.5%), gold, Romania; and
•Tocantinzinho, gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2020. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,300 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Third Quarter 2020 and Subsequent Period Highlights

•Steady quarterly production and 2020 annual guidance maintained: Gold production totalled 136,922 ounces in Q3 2020, an increase of 35% from production of 101,596 ounces in Q3 2019. The Company is maintaining its 2020 annual guidance of 520,000-550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

•Increased cash from operations and free cash flow: Net cash generated from operating activities of $165.4 million in Q3 2020 increased significantly from $51.2 million in Q3 2019 primarily as a result of higher sales volumes, a higher average realized gold price, and the timing of certain payments. Free cash flow of $117.2 million in Q3 2020 increased significantly from $16.7 million in Q3 2019 as a result of increased cash from operations, and was partly offset by higher capital expenditure, which is expected to continue into Q4 2020. Free cash flow year-to-date totalled $187.7 million.

•All-in sustaining costs remain steady: Q3 2020 all-in sustaining costs of $918 per ounce of gold sold were lower than in Q3 2019 ($1,031 per ounce sold) and were negatively impacted by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September and retroactive to January 1, 2020.

•Continued strong financial liquidity: The Company currently has $504 million of cash, cash equivalents and term deposits and approximately $32 million available under its revolving credit facility. Additionally, we completed a redemption of $58.6 million of principal of our senior secured notes during the quarter and have issued a debt redemption notice to repay an additional $7.5 million of principal in December 2020 under the equity clawback provision of our senior secured notes.

•Net earnings and adjusted net earnings attributable to shareholders: The Company reported net earnings attributable to shareholders of the Company in Q3 2020 of $41.0 million or $0.24 per share (Q3 2019: $4.2 million, or $0.03 per share). Adjusted net earnings attributable to shareholders of the Company in Q3 2020 were $56.7 million, or $0.33 per share (Q3 2019: $7.6 million, or $0.05 per share).

•Increased EBITDA: The Company reported Q3 2020 EBITDA of $162.5 million ($73.2 million in Q3 2019) and Q3 2020 adjusted EBITDA of $163.9 million ($75.9 million in Q3 2019).

•Progress in Greece:
◦Drilling permits received at Stratoni: The Greek Ministry of Environment granted the Company permits to conduct surface exploration drilling in the Stratoni area.
◦Olympias permitted production limit increase: The Company renewed its operating permit for Olympias and, per the terms of the permit, allows for an annual production limit of 470,000 tonnes per year. The Company will continue to evaluate a possible further expansion at Olympias that would require a modification to the Olympias EIA.
◦Archaeological relocation work underway: Relocation of an ancient mining furnace from the Skouries open pit area commenced in Q3 2020.

•Sale of non-core assets: The Company completed the sale of the Vila Nova mine in Brazil for total consideration of $10.0 million. The Company is evaluating strategic options for other non-core assets, including its Tocantinzinho Project in Brazil and Certej Project in Romania.

•Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Key Business Developments
Response to the COVID-19 Pandemic
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. These include:
•Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures are modified where necessary to create safe distance. Tasks that cannot be effectively modified are discontinued until an appropriate change can be implemented.
•We have implemented contact tracing measures at the Lamaque operations and are progressing similar measures at other mine sites.
•Pre-emptive measures such as temperature screening before accessing sites, encouraging increased hand-washing and physical-distancing and limiting all non-essential travel. We continue to apply additional measures to mitigate exposure for our at-risk employees.
•Following recommendations of the World Health Organization, local health authorities and advice of jurisdictional governments, we have taken precautionary steps to educate our employees about the symptoms and transmission of the virus with clear instructions on what to do if they feel unwell.
•Isolation procedures, should an employee or contractor test positive for COVID-19.
•Limiting access to our offices and sites to essential personnel only to reduce unnecessary exposure. We have also implemented controls during delivery of supplies and materials to our offices and sites.
•Developed procedures to isolate, treat and minimize the spread should we have a COVID-19 exposure event at one of our sites.
•Working with local communities to distribute hygiene supplies and to educate them on preventative measures to reduce the spread of the virus.
We have been prudent in addressing the uncertainty around COVID-19 and how it may affect our business. We implemented a crisis management plan in early March and are continuing to optimize and improve our approach to this situation through observations and learning, sharing information across our sites and across our industry. We continue to monitor the operating environment closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds will be used for general corporate purposes as required.
COVID-19 Impact on Operations and Temporary Suspension of Lamaque Operations
Isolated cases of COVID-19 infections were experienced at mine sites in the quarter and in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. No significant disruptions to production were experienced at sites in Q3 2020 and our mines are currently fully operational.
On March 25, 2020, in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing operations at Lamaque. Mining operations and processing planned maintenance were restarted on April 15, 2020. A limited number of essential personnel remained on site during the shutdown to maintain appropriate health, safety, security and environmental systems. Exploration and delineation drilling were also curtailed in accordance with mandated restrictions and resumed in May 2020 once the restrictions were lifted by the Quebec government.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Manpower was reduced by approximately 25% at all sites beginning in mid-March as employees at risk, or with family members at risk, were advised to remain home. Preventative measures were subsequently improved and manpower returned to near normal levels by the end of the second quarter. The reduction in manpower in the first half of 2020 has not significantly impacted production in Q3 2020 and is not expected to significantly impact production in Q4 2020. We continue to monitor the impact of COVID-19 on production and operational profitability at all sites.
Waste stripping at Kisladag began returning to near normal levels by the end of the second quarter following a temporary slowdown as a result of reduced manpower from mid-March through June. We do not expect this temporary slowdown to impact production in future years. We temporarily suspended other non-essential sustaining and growth capital projects during 2020 but do not expect this to impact production. We continue to review our 2020 capital projections to further reduce expenditures if required.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruption has been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
2020 Outlook
We are maintaining our 2020 annual guidance of 520,000-550,000 ounces of gold production with average cash operating costs expected to be $550-600 per ounce sold and all-in sustaining costs expected to be $850-950 per ounce sold.
Sale of Vila Nova and Review of Non-Core Assets
On September 16, 2020, we completed a sale of the Vila Nova iron ore mine, a non-core asset, for proceeds of $10.0 million and realized a gain on sale of $2.5 million. We are currently evaluating strategic alternatives for the Tocantinzinho, Certej and Bolcana Projects, which may include a full or partial sale, partnership or standalone listing to maximize value from these non-core gold assets. See additional detail in the section - Development Projects.
Debt Redemption
On August 31, 2020, we completed a redemption of $58.6 million of principal under the equity clawback provision of our senior secured notes. The payment was completed with proceeds from our at-the-market equity program established in September 2019 (the "ATM Program"). On October 29, 2020 we issued a redemption notice for the senior secured notes and intend to redeem $7.5 million of the principal amount of the senior secured notes in December 2020. The redemption amount is based on flow-through shares issued in the quarter. See additional detail in the section - Financial Condition and Liquidity.
Lamaque Decline
On June 8, 2020, we announced the commencement of construction of a three kilometre decline from the Sigma mill to the 405 metre level of the Triangle mine. Benefits of the decline will include eliminating surface haulage of ore (approximately 26km round trip), reducing energy requirements for mine ventilation and providing underground drilling access to reduce exploration costs. The decline is expected to be completed in the first half of 2022 at an estimated cost of $24 million. On June 25, 2020 and September 30, 2020, we completed private placements of 384,616 and 435,324 flow-through common shares of the Company, respectively. The aggregate gross proceeds of CDN $5.0 million and CDN $7.0 million, respectively, will be used to fund the initial stages of the decline project. See additional detail in the section - Financial Condition and Liquidity.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Sustainability Report
On June 25, 2020, we published our 2019 Sustainability Report, detailing our economic, environmental and social performance. The report aligns with the Global Report Initiative's "Core" reporting standards, and this year, progress was made against conformance with Sustainability Accounting Standards Board (“SASB”) reporting requirements. In the report, we reaffirm our commitment to implementing the World Gold Council’s Responsible Gold Mining Principles.
Acquisition of Minority Interest
On May 11, 2020, we completed a purchase of 5% of Hellas Gold S.A. shares for cash consideration of $7.5 million. We are now the sole shareholder in Hellas Gold S.A., which operates the Olympias and Stratoni mines and holds the Skouries project.
Lamaque Expansion and Increased Asset Base in Quebec
On March 24, 2020, we received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle underground mine from 1,800 tonnes per day to 2,650 tonnes per day. See additional detail in the section - Operations Update - Lamaque.
On January 15, 2020, we announced the discovery of the Ormaque Zone, a new high-grade gold zone at our Lamaque Operations near Val d'Or, Quebec. See the section - Exploration and Evaluation for additional information. This discovery, together with the completion of two investments in early-stage exploration opportunities in the Eastern Abitibi region in late 2019, demonstrates our growing commitment in the region.
Technical Reports
On March 3, 2020, we filed three separate technical reports for our Kisladag, Olympias and Efemcukuru projects each prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report for Kisladag was filed to confirm the mine life extension and the technical reports for Olympias and Efemcukuru were filed to update certain scientific and technical information regarding these mines.
Kisladag Mine Life Extension
On February 20, 2020, we announced a 15-year mine life extension at Kisladag based on the completed long-cycle heap leach testwork and the planned replacement of the tertiary crushing circuit with a high-pressure grinding roll ("HPGR") circuit. Results of the test work indicate that increased leach times at Kisladag, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Revenue (1)	$287.6	$172.3	$748.2	$426.0
Gold revenue (1)	$264.3	$150.2	$684.7	$355.6
Gold produced (oz) (2)	136,922	101,596	390,654	276,376
Gold sold (oz) (1)	137,704	99,241	388,883	256,000
Average realized gold price ($/oz sold) (6)	$1,919	$1,513	$1,761	$1,389
Cash operating costs ($/oz sold) (3,6)	537	560	568	602
Total cash costs ($/oz sold) (3,6)	664	603	651	641
All-in sustaining costs ($/oz sold) (3,6)	918	1,031	908	998
Net earnings (loss) for the period (4)	41.0	4.2	81.7	(10.6)
Net earnings (loss) per share – basic ($/share) (4)	0.24	0.03	0.48	(0.07)
Adjusted net earnings (loss) (4,5,6,7)	56.7	7.6	113.0	(16.9)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.33	0.05	0.67	(0.11)
Cash flow from operating activities before changes in working capital (6,7)	125.1	63.0	293.6	109.6
Free cash flow (6)	117.2	16.7	187.7	(42.5)
Cash, cash equivalents and term deposits	$504.4	$134.9	$504.4	$134.9

(1)Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).
(2)Includes pre-commercial production at Lamaque (Q1 2019).
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.
(6)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)2019 amounts have been adjusted to conform with 2020 presentation. See the section 'Non-IFRS Measures' for detail.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Review of Financial and Operating Performance
Production, Sales and Revenue
In Q3 2020 we produced 136,922 ounces of gold, an increase of 35% from Q3 2019 production of 101,596 ounces.
•Kisladag produced 59,593 ounces during the quarter, an increase of 66% from Q3 2019 production of 35,885 ounces, primarily due to an increase in tonnes of ore stacked and placed under leach following the restart of full operations in 2019.
•Lamaque produced 39,525 ounces during the quarter, an increase of 23% from Q3 2019 production of 32,037 ounces, enabled by receipt of authorization in March 2020 to increase mine production.
•Efemcukuru produced 23,892 ounces during the quarter, a decrease of 7% from Q3 2019 production of 25,733 ounces, primarily the result of a decrease in grade, combined with lower tonnes processed.
•Olympias produced 13,912 ounces during the quarter, an increase of 75% from Q3 2019 production of 7,941 ounces, reflecting work completed over the past year to increase underground development and backfilling, which has resulted in increased tonnes processed.
Gold sales totalled 137,704 ounces in Q3 2020, an increase of 39% from 99,241 ounces sold in Q3 2019. The higher sales volume compared with the prior year reflected an increase of 23,690 ounces sold at Kisladag due to increased tonnes of stacked ore, an increase of 7,465 ounces sold at Lamaque due to increased tonnes processed and an increase of 8,420 ounces sold at Olympias as a result of increased production. Gold sales at Efemcukuru in Q3 2020 decreased slightly by 1,112 ounces from the prior year due to a decrease in grade, combined with lower tonnes processed in the quarter.
The average realized gold price was $1,919 per ounce in Q3 2020, 27% higher than the average realized gold price of $1,513 per ounce in Q3 2019. The gold price rose in the second half of 2019 and further increased throughout 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020.
Total revenue was $287.6 million in Q3 2020, an increase of 67% from $172.3 million in Q3 2019. The increase was due to increased sales volume combined with a higher average realized gold price. Total revenue was $748.2 million in the nine months ended September 30, 2020, an increase of 76% from total revenue of $426.0 million in the nine months ended September 30, 2019. The increase was primarily due to increased sales volume, a higher average realized gold price and an increase of $93.9 million of revenue from Lamaque following the commencement of commercial operations in April 2019.
Unit Cost Performance
Cash operating costs per ounce sold in Q3 2020 averaged $537, a decrease from $560 in Q3 2019, and cash operating costs per ounce sold averaged $568 in the nine months ended September 30, 2020, a decrease from $602 in the nine months ended September 30, 2019. The improvement in both the three and nine-month periods was primarily due to higher production at Kisladag with an increase in stacked ore on the heap leach pad, higher production and grade at Olympias and increased mining rates at Lamaque following the receipt of authorization in March 2020 to increase mine production. Cash operating costs per ounce sold also benefited from a weakening of the Turkish Lira throughout 2020.
Total cash costs per ounce sold were negatively impacted throughout 2020 by higher gold royalty rates in both Greece and Turkey which increased in line with higher gold prices. Total cash costs were negatively impacted in Q3 2020 by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September and retroactive to January 1, 2020. $4.1 million of additional royalty expense was recorded in Q3 2020 to reflect the additional royalty cost associated with gold sales during the first six months of 2020.
AISC per ounce sold averaged $918 in Q3 2020, a decrease from $1,031 in Q3 2019, and AISC per ounce sold averaged $908 in the nine months ended September 30, 2020, a decrease from $998 in the nine months ended September 30, 2019. The improvement in both the three and nine-month periods primarily reflected the decrease in average cash operating costs per ounce sold and was partially offset by higher gold royalty rates.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Other Expenses
Depreciation expense increased to $65.5 million in Q3 2020 from $40.0 million in Q3 2019 and to $176.2 million in the nine months ended September 30, 2020 from $101.1 million in the nine months ended September 30, 2019. The increases in both periods reflected higher production and sales volumes, as a significant portion of our property, plant and equipment depreciates over mine life on a unit-of-production basis calculated based on mineral reserves.
Mine standby costs of $3.0 million in Q3 2020 related primarily to Skouries and Vila Nova and increased slightly from $2.5 million in Q3 2019. Mine standby costs of $12.1 million in the nine months ended September 30, 2020 decreased from $14.0 million in the nine months ended September 30, 2019 as mine standby costs in Q1 2019 included $5.6 million at Kisladag prior to the resumption of mining activities in April 2019.
Other income increased to $4.7 million in Q3 2020, from $0.9 million in Q3 2019, primarily due to a $2.5 million gain realized on the sale of the Vila Nova mine in Brazil. Other income decreased to $4.8 million in the nine months ended September 30, 2020 from $11.2 million in the nine months ended September 30, 2019, primarily due to an $8.1 million gain recorded in Q2 2019 from the sale of a net smelter royalty held on a property in Turkey.
Finance costs increased to $19.9 million in Q3 2020 from $13.2 million in Q3 2019 and to $42.6 million in the nine months ended September 30, 2020 from $37.3 million in the nine months ended September 30, 2019. Increases in both periods included a $5.6 million premium paid upon the early redemption of $58.6 million of the $300 million senior secured second lien notes (the "senior secured notes”) in August 2020 and $2.3 million of discount and deferred transaction costs amortized in Q3 2020 upon the redemption.
Tax expense increased to $38.7 million in Q3 2020 from $15.9 million in Q3 2019 and to $83.8 million in the nine months ended September 30, 2020 from $29.9 million in the nine months ended September 30, 2019. Current tax increased to $41.8 million in Q3 2020 from $10.1 million in Q3 2019 and to $86.2 million in the nine months ended September 30, 2020 from $40.5 million in the nine months ended September 30, 2019. Current tax related primarily to operations in Turkey of which $37.0 million and $78.1 million was included in the three and nine-month periods ended September 30, 2020, respectively, reflecting significantly higher sales volumes at Kisladag and a higher gold price. Current tax also included Quebec mining duties for Lamaque. Deferred tax was a $3.1 million recovery in Q3 2020 compared to a $5.8 million expense in Q3 2019 and was a $2.5 million recovery in the nine months ended September 30, 2020 compared to a $10.6 million recovery in the nine months ended September 30, 2019. The changes in both periods reflected weakening of local currencies in which income tax is determined, primarily the Turkish Lira and Brazilian Real, and was partially offset by deferred tax recoveries related to other changes in temporary differences, including for property, plant and equipment.
Net Earnings Attributable to Shareholders
We reported net earnings attributable to shareholders of $41.0 million ($0.24 per share) in Q3 2020, compared to net earnings of $4.2 million ($0.03 per share) in Q3 2019 and net earnings of $81.7 million ($0.48 per share) in the nine months ended September 30, 2020 compared to a net loss of $10.6 million ($0.07 loss per share) in the nine months ended September 30, 2019. The improvement in both periods reflects higher production and sales volumes, combined with a higher average realized gold price.
Adjusted net earnings were $56.7 million ($0.33 per share) in Q3 2020 compared to adjusted net earnings of $7.6 million ($0.05 per share) in Q3 2019. Adjusted net earnings in Q3 2020 removes, among other things, a $8.3 million loss on foreign exchange due to translation of deferred tax balances, $7.9 million of finance costs related to the $58.6 million redemption of the senior secured notes in Q3 2020 and a $2.5 million gain on disposal of the Vila Nova mine in Q3 2020. Adjusted net earnings were $113.0 million ($0.67 per share) in the nine months ended September 30, 2020 compared to adjusted net loss of $16.9 million ($0.11 loss per share) in the nine months ended September 30, 2019. Adjustments to net earnings in the nine months ended September 30, 2020 remove, among other things, a $23.5 million loss on foreign exchange due to translation of deferred tax balances, $7.9 million of finance costs related to the $58.6 million redemption of the senior secured notes in Q3 2020 and a $2.5 million gain on disposal of the Vila Nova mine in Q3 2020.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Quarterly Operations Update
Gold Operations

	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Total
Ounces produced (1)	136,922	101,596	390,654	276,376
Ounces sold (2)	137,704	99,241	388,883	256,000
Cash operating costs ($/oz sold) (4)	$537	$560	$568	$602
All-in sustaining costs ($/oz sold) (4)	$918	$1,031	$908	$998
Sustaining capex (4)	$22.1	$30.0	$63.4	$56.3
Kisladag
Ounces produced (3)	59,593	35,885	169,659	89,204
Ounces sold	59,571	35,881	171,088	89,208
Cash operating costs ($/oz sold) (4)	$440	$399	$452	$442
All-in sustaining costs ($/oz sold) (4)	$708	$566	$641	$580
Sustaining capex (4)	$5.3	$3.9	$13.7	$8.0
Lamaque
Ounces produced (1)	39,525	32,037	99,973	84,855
Ounces sold (2)	38,587	31,122	97,279	55,452
Cash operating costs ($/oz sold) (4)	$494	$480	$530	$496
All-in sustaining costs ($/oz sold) (4)	$747	$1,089	$844	$968
Sustaining capex (4)	$6.8	$15.9	$23.1	$21.2
Efemcukuru
Ounces produced	23,892	25,733	74,007	77,524
Ounces sold	24,471	25,583	73,384	80,222
Cash operating costs ($/oz sold) (4)	$561	$591	$577	$596
All-in sustaining costs ($/oz sold) (4)	$1,012	$900	$894	$859
Sustaining capex (4)	$5.1	$5.2	$11.8	$14.2
Olympias
Ounces produced	13,912	7,941	47,015	24,793
Ounces sold	15,075	6,655	47,132	31,118
Cash operating costs ($/oz sold) (4)	$992	$1,678	$1,056	$1,268
All-in sustaining costs ($/oz sold) (4)	$1,450	$2,598	$1,484	$1,776
Sustaining capex (4)	$4.9	$4.9	$14.8	$12.9

(1)Includes pre-commercial production at Lamaque (Q1 2019).
(2)Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).
(3)Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Kisladag

Operating Data (1)	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Tonnes placed on pad	3,195,329	2,607,488	8,923,577	5,287,957
Head grade (g/t Au)	1.06	1.12	1.01	1.11
Gold ounces produced	59,593	35,885	169,659	89,204
Gold ounces sold	59,571	35,881	171,088	89,208
Cash operating costs ($/oz sold)	$440	$399	$452	$442
All-in sustaining costs ($/oz sold)	$708	$566	$641	$580
Financial Data
Gold revenue	$114.0	$53.2	$299.0	$123.1
Depreciation and depletion	18.1	8.0	46.4	17.8
Earnings from mining operations	59.8	29.5	158.9	63.3
Sustaining capital expenditures	$5.3	$3.9	$13.7	$8.0

(1)Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

Kisladag produced 59,593 ounces of gold in Q3 2020, a 66% increase from 35,885 ounces in Q3 2019. The increase was primarily due to increased tonnes of stacked ore in the quarter, partially offset by the average grade of ore placed on the heap leach pad decreasing to 1.06 grams per tonne. Recoveries met expectations and solution grades increased due to drier weather, although solution inventories remained higher than normal at the end of the quarter. Improvements have commenced that are expected to increase solution processing during early 2021, including an expansion of the solution pond, adsorption desorption regeneration ("ADR") plant capacity upgrades and the addition of two multi-stage carbon-in-column ("CIC") sets. Production was reduced in the nine months ended September 30, 2019 due to the suspension of new ore placement on the leach pad from April 2018 through March 2019.
As discussed in the section - Key Business Developments, proactive steps were taken at the mine site in response to the COVID-19 pandemic. Manpower has returned to near normal levels and has not had a significant impact on production in the nine months ended September 30, 2020.
Gold revenue increased to $114.0 million in Q3 2020 from $53.2 million in Q3 2019, reflecting higher production and increased gold prices during the quarter.
Cash operating costs per ounce sold increased to $440 in Q3 2020 from $399 in Q3 2019. The increase was primarily due to the decrease in average grade of ore placed on the leach pad throughout 2020 and was partially offset by lower production costs in Q3 2020 due to the weakening of the Turkish Lira in the quarter.
AISC per ounce sold increased to $708 in Q3 2020 from $566 in Q3 2019, primarily due to higher cash operating costs per ounce sold and higher gold royalty rates in line with higher average gold prices. AISC was also negatively impacted in Q3 2020 by an incremental 25% increase to 2020 gold royalty rates announced in September. $2.9 million of additional royalty expense was recorded in Q3 2020 to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Sustaining capital expenditures of $5.3 million in Q3 2020 primarily included process infrastructure upgrades and mine equipment overhauls.
Growth capital expenditures of $13.2 million in Q3 2020 and of $27.5 million in the nine months ended September 30, 2020 included waste stripping to support a mine life extension through 2034, as well as work on the installation of an HPGR circuit, expected to improve heap leach recovery. Orders have been placed for the HPGR circuit and delivery is scheduled for 2021. The total cost of the HPGR circuit is approximately $35 million with most of the expenditure expected to be incurred in 2021.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Lamaque

Operating Data	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Tonnes milled	172,963	147,268	466,509	294,648
Head grade (g/t Au)	7.25	7.13	6.87	7.22
Average recovery rate	97.9%	97.4%	96.9%	96.5%
Gold ounces produced (1)	39,525	32,037	99,973	84,855
Gold ounces sold (2)	38,587	31,122	97,279	55,452
Cash operating costs ($/oz sold)	$494	$480	$530	$496
All-in sustaining costs ($/oz sold)	$747	$1,089	$844	$968
Financial Data
Gold revenue	$73.8	$46.1	$172.0	$78.5
Silver revenue	0.3	0.2	0.7	0.4
Depreciation and depletion	22.8	14.5	59.0	24.9
Earnings from mining operations	31.2	16.0	59.4	24.5
Mine standby costs	—	—	3.1	—
Sustaining capital expenditures	$6.8	$15.9	$23.1	$21.2
(1)Nine months ended September 30, 2019 includes 24,735 ounces produced from ore mined during the pre-commercial production period (Q1 2019).
(2)Nine months ended September 30, 2019 does not include 27,627 ounces sold from ore mined during the pre-commercial production period (Q1 2019).
Lamaque produced 39,525 ounces of gold in Q3 2020, a 23% increase from 32,037 ounces in Q3 2019. The increase in gold production was due to an increase in tonnes milled, enabled by authorization from the Quebec Ministry of Environment to allow for increased underground production from the Triangle deposit. Production in the quarter also benefited from the processing of higher-grade ore from the top of the C4 zone.
Production in the first half of 2020 was negatively impacted by a temporary suspension of operations from March 25 to April 15, 2020. The suspension was in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments.
Gold revenue increased to $73.8 million in Q3 2020 from gold sales of 38,587 ounces, compared to gold revenue of $46.1 million in Q3 2019 from gold sales of 31,122 ounces. Gold revenue in Q3 2020 reflected higher production and increased gold prices during the quarter.
Cash operating costs per ounce sold increased to $494 in Q3 2020 from $480 in Q3 2019. The increase was primarily due to higher mining costs on a per ounce basis as the depth of the Triangle mine increases. Mine standby costs of $3.1 million were expensed during the period from April 1, 2020 through April 15, 2020 when mining and processing activities were suspended.
AISC per ounce sold improved to $747 in Q3 2020 from $1,089 in Q3 2019 and included $6.8 million of sustaining capital expenditure related primarily to underground development and maintenance.
Growth capital expenditure totalled $8.3 million in Q3 2020 and included facilities upgrades and commencement of development of the decline from the Sigma mill to the Triangle mine. Engineering work continued on further expansion beyond the current mill capacity through additional investment in the process plant to support increased development and conversion of inferred resources at the Triangle deposit. Testing of Minrail, an alternative mechanized mining technology, continued but was hindered by equipment reliability issues. We continue to evaluate this technology, including determining the extent of mineral reserves and resource inventory and exploration potential to which it is applicable.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Tonnes milled	130,057	136,326	391,697	388,510
Head grade (g/t Au)	6.34	6.60	6.67	7.04
Average recovery rate (to concentrate)	95.0%	93.8%	94.0%	93.8%
Gold ounces produced	23,892	25,733	74,007	77,524
Gold ounces sold	24,471	25,583	73,384	80,222
Cash operating costs ($/oz sold)	$561	$591	$577	$596
All-in sustaining costs ($/oz sold)	$1,012	$900	$894	$859
Financial Data
Gold revenue	$50.3	$41.3	$136.0	$113.9
Depreciation and depletion	11.8	9.1	33.2	26.6
Earnings from mining operations	19.6	15.6	50.5	35.6
Sustaining capital expenditures	$5.1	$5.2	$11.8	$14.2

Efemcukuru produced 23,892 ounces of gold in Q3 2020, a 7% decrease from 25,733 ounces in Q3 2019. The decrease in production was due to a decrease in grade, combined with a decrease in tonnes milled due to the timing of planned maintenance shutdowns.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower from mid-March through June resulting from these measures, there was no significant impact on production in the quarter.
Gold revenue increased to $50.3 million in Q3 2020 from $41.3 million in Q3 2019 primarily due to higher gold prices during the quarter.
Cash operating costs per ounce sold improved to $561 in Q3 2020 from $591 in Q3 2019, primarily reflecting the weakening of the Turkish Lira in the quarter.
AISC per ounce sold increased to $1,012 in Q3 2020 from $900 in Q3 2019 due to higher gold royalty rates in line with higher average gold prices. AISC was also negatively impacted in Q3 2020 by an incremental 25% increase to 2020 gold royalty rates announced in September. $1.2 million of additional royalty expense was recorded in Q3 2020 to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Sustaining capital expenditure of $5.1 million in Q3 2020 primarily included underground development and equipment replacement. Work also continued on the installation of a column flotation system, expected to improve concentrate grade and quality and lower transportation and concentrate treatment charges. Trials of the column flotation system during the quarter returned positive results and final commissioning is expected in Q4 2020.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Olympias

Operating Data	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Tonnes milled	122,531	80,514	345,851	224,476
Head grade (g/t Au)	6.52	5.86	7.57	6.56
Average recovery rate (to concentrate)	85.9%	84.5%	86.6%	83.6%
Gold ounces produced (1)	13,912	7,941	47,015	24,793
Gold ounces sold	15,075	6,655	47,132	31,118
Silver ounces produced (1)	275,439	170,776	729,336	419,068
Lead tonnes produced (1)	2,831	1,632	7,180	4,169
Zinc tonnes produced (1)	3,018	1,654	8,103	5,313
Cash operating costs ($/oz sold)	$992	$1,678	$1,056	$1,268
All-in sustaining costs ($/oz sold)	$1,450	$2,598	$1,484	$1,776
Financial Data
Gold revenue	$26.2	$9.6	$77.6	$40.1
Silver and base metal revenue	11.0	10.1	32.0	30.2
Depreciation and depletion	11.8	9.4	34.5	31.6
Loss from mining operations	(2.2)	(11.8)	(10.6)	(32.9)
Sustaining capital expenditures	$4.9	$4.9	$14.8	$12.9

(1)Payable metal produced.

Olympias produced 13,912 ounces of gold in Q3 2020, a 75% increase from 7,941 ounces in Q3 2019. The increase reflected a third quarter of higher processing volumes with 122,531 tonnes of ore milled in Q3 2020. The improvement resulted from measures introduced in the second half of 2019 to increase production volumes, including increased capital development, improvements to the paste backfill process and other operational improvement initiatives. While production benefited from higher average gold grade in the first half of 2020, the average gold grade lowered to 6.52 grams per tonne in Q3 2020. Silver, lead and zinc production increased in Q3 2020 as compared to Q3 2019 primarily as a result of increased processing volumes.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. There was a temporary reduction in throughput in September due to COVID-19 protocols activated, with throughput returning to normal levels by the end of the month. There have been no other significant impacts to production or underground development to date as a result of the COVID-19 pandemic.
Gold revenue increased to $26.2 million in Q3 2020 from $9.6 million in Q3 2019 as a result of increased sales volumes and higher gold prices in the quarter. Olympias sold 15,075 ounces of gold in Q3 2020 in line with increased production. Silver and base metal revenue increased to $11.0 million in Q3 2020 from $10.1 million in Q3 2019 primarily as a result of the increased processing volumes and partly offset by lower base metal prices.
Cash operating costs per ounce sold improved to $992 in Q3 2020 from $1,678 in Q3 2019 primarily a result of increased production, and partly offset by lower base metal prices, which reduce cash operating costs as by-product credits.
AISC per ounce sold improved to $1,450 in Q3 2020 from $2,598 in Q3 2019 primarily as a result of the decrease in cash operating costs per ounce sold. Sustaining capital expenditure remained consistent at $4.9 million in Q3 2020 compared to Q3 2019 and primarily included underground development and mine equipment. Growth capital expenditure of $3.2 million in Q3 2020 included processing upgrades to expand capacity to 460kt per annum.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Tonnes milled	43,044	44,664	134,539	129,651
Lead feed grade	5.5%	4.3%	5.4%	5.1%
Zinc feed grade	9.6%	6.9%	9.7%	8.3%
Tonnes of concentrate produced	10,396	7,849	32,444	27,447
Tonnes of concentrate sold	10,749	8,868	32,003	30,172
Average realized concentrate price ($/t sold) (1)	$896	$1,191	$825	$1,227
Cash operating costs ($/t of concentrate sold)	$1,121	$1,482	$1,171	$1,301
Financial Data
Concentrate revenues	$9.6	$10.6	$26.4	$37.0
Loss from mining operations	(3.7)	(2.5)	(14.5)	(3.3)
Sustaining capital expenditures	$1.9	$2.2	$4.8	$4.7

(1)Average realized price includes mark to market adjustments.

Stratoni produced 10,396 tonnes of concentrate during Q3 2020, an increase from 7,849 tonnes in Q3 2019 with higher production primarily reflecting higher average feed grades.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. A reduction in manpower from mid-March through June resulting from these measures did not significantly impact production. No significant delays with concentrate sales have been experienced to date as a result of the COVID-19 pandemic. We continue to monitor the potential impact on markets.
Concentrate revenues decreased to $9.6 million in Q3 2020 from $10.6 million in Q3 2019 as a result of lower average realized concentrate price, reflecting decreases in both lead and zinc prices.
Cash operating costs per tonne sold decreased to $1,121 in Q3 2020 from $1,482 in Q3 2019 primarily due to higher production volumes.
On September 29, 2020, a permit was received from the Greek Ministry of the Environment to conduct surface exploration drilling in the Stratoni area to test targets for resource expansion. See additional detail in the section - Exploration and Evaluation.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Development Projects
Skouries – Greece
While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building, resumed in late 2019 to protect the plant assets. Capital expenditures totalled $0.2 million in Q3 2020.
Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. We continue to review our 2020 capital budgets to further optimize expenditures if required.
In September 2019, we received electromechanical installation permit approvals from the Greek Ministry of Energy, Environment and Climate Change and in October 2019, we received approval for the Skouries building permit which allowed us to continue installation of the Skouries mill building and other production buildings. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council in late 2019. Work is now underway to relocate the artifacts to a display area on the mine site.
Eldorado continues to work with the Greek government to achieve the necessary terms and conditions and permitting required to re-start full construction at Skouries. These include approval to implement dry stack tailings at Skouries, a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies. Discussions with the Greek government re-commenced in mid-2020 following a pause to focus on responding to the COVID-19 pandemic.
Spending on care and maintenance activities totalled $2.0 million in Q3 2020 and is included in mine standby costs.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work was completed to update the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being reassessed and updated.
Certej Project – Romania
We continue to evaluate strategic options for the Certej and Bolcana projects which may include a potential sale or a partnership. The Certej mining concession was extended in January 2020 for an additional five years. Environmental monitoring continued at the site during the quarter. Proactive steps taken in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $2.2 million in Q3 2020 and is included in exploration and evaluation expenditure.
Tocantinzinho Project – Brazil
We are currently evaluating strategic options, which may include a full or partial sale, partnership or standalone listing, to maximize value for the Tocantinzinho Project, a non-core gold asset. In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR and EDGAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,800, IRR is 33.8% with an NPV of $812 million at a 5% discount rate. Capital expenditure totalled $0.4 million in Q3 2020.
Vila Nova – Brazil
In September 2020 we completed a sale of the Vila Nova iron ore mine, a non-core asset which had been placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Cash proceeds were $10.0 million and a $2.5 million gain on sale was realized. Spending totalled $0.3 million in Q3 2020 and is included in mine standby costs.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Exploration and Evaluation
Exploration and evaluation expenditures in Q3 2020 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In Q3 2020, exploration and evaluation expense totalled $4.1 million relating primarily to Certej, Turkey and Lamaque and $1.9 million was capitalized relating to resource expansion programs primarily at Lamaque, Efemcukuru and Stratoni. In Q3 2020, we completed a total of 26,321 metres of drilling.
At Lamaque, 12,295 metres of drilling were completed in Q3 2020, focused on resource expansion in the Triangle deposit, further defining the Ormaque zone and testing the Mine 3 target. Approximately half of the drilling was completed from surface and underground platforms at the Triangle mine, targeting expansions to the C6, C6 splays and C7 zones. 6,072 metres of drilling at the Ormaque zone focused on the eastern end of the mineralized system in the gap between previous drilling and the Fortune zone. We are on target to complete the planned 2020 drilling programs on schedule despite the government-mandated seven-week suspension of field activities in Q1 and Q2.
At Efemcukuru, surface drilling continued through the quarter at the Kokarpinar and Bati vein systems with 7,484 metres completed targeting resource expansion potential along the margins of previously-defined mineralized shoots. Ongoing drilling programs continued through the quarter in Turkey at the early-stage Bambal, Atalan, SHK and Hod Maden North projects, totalling 3,061 metres.
At the Stratoni mine, drilling during Q3 2020 targeted downdip extensions of the Mavres Petres orebody. On September 29, 2020, a permit was received from the Greek Ministry of the Environment to conduct surface exploration drilling in the Stratoni area to test targets for resource expansion. Mobilization has commenced with drilling expected to start in early November.
At the Bolcana project in Romania, 2,840 metres of drilling were completed in Q3 2020 testing continuity of higher grade material in the upper part of the deposit.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $165.4 million in Q3 2020 from $51.2 million in Q3 2019, primarily a result of higher sales volume and a higher average realized gold price. Taxes paid of $22.9 million in Q3 2020 primarily related to operations in Turkey and interest payments of $9.4 million in Q3 2020 included a $5.6 million debt redemption premium. The working capital change of $40.3 million in Q3 2020 includes a $14.5 million decrease in accounts receivable due to timing of sales and a $28.9 million increase in accounts payable primarily due to higher accruals for mining royalty tax in Turkey and interest on the senior secured notes.
Investing Activities
In Q3 2020, we invested $50.8 million in capital expenditures on a cash basis, of which $22.9 million related to sustaining capital expenditures and $24.6 million related to growth capital expenditures. Sustaining capital expenditures primarily related to underground development, processing upgrades and equipment replacement. Growth capital expenditures included $10.5 million of waste stripping at Kisladag, $3.0 million for the decline at Lamaque and $2.3 million for the HPGR project at Kisladag.

Capital Expenditures	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Kisladag	$13.2	$—	$27.5	$8.8
Lamaque (1)	8.3	5.0	12.7	25.0
Olympias	3.2	1.6	6.8	4.2
Growth capital expenditures	$24.6	$6.6	$47.1	$38.0

Kisladag	$5.3	$3.9	$13.7	$8.0
Lamaque	6.8	15.9	23.1	21.2
Efemcukuru (2)	5.8	6.6	13.6	15.6
Olympias (2)	5.0	4.9	14.9	12.9
Sustaining capital expenditures (2)	$22.9	$31.3	$65.3	$57.7

Lamaque	$1.1	$1.8	$2.5	$4.9
Efemcukuru	0.5	1.0	0.7	2.3
Olympias	—	0.1	0.5	0.1
Capitalized evaluation costs	$1.6	$2.9	$3.8	$7.3

Skouries	$0.2	$—	$1.8	$0.4
Stratoni	2.2	2.6	6.0	5.6
Tocantinzinho	0.4	1.0	1.3	2.6
Other projects	0.6	0.6	2.5	0.9
Total capital expenditures	$52.6	$45.1	$127.8	$112.6

Reconciliation to cash capital expenditures:
Capital accruals	($0.9)	($6.2)	$3.8	$42.4
Lease additions	(0.9)	(3.8)	(3.1)	(13.5)
Capitalized depreciation	—	(0.3)	—	(5.0)
Total cash capital expenditures	$50.8	$34.8	$128.5	$136.5

(1)Growth capital expenditure for Lamaque in the first half of 2019 is presented net of $12.2 million net proceeds from pre-commercial production sales prior to the commencement of commercial operations in April 2019, and does not include $3.8 million of interest that was capitalized in Q1 2019.
(2)Includes non-cash sustaining lease additions.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Financing Activities
On June 25, 2020, we completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5.0 million ($3.7 million) will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue.
On September 30, 2020 we completed private placements of 435,324 common shares at a price of CDN $16.08 per share for proceeds of CDN $7.0 million and 176,160 common shares at a price of CDN $17.03 for proceeds of CDN $3.0 million. The proceeds of CDN $7.0 million ($5.2 million) will be used to continue to fund the Lamaque decline project. The proceeds of CDN $3.0 million ($2.2 million) will be used to fund continued exploration at the Ormaque zone. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.03 and CDN $2.98, respectively, per share to the closing market price of the Company’s common shares at the date of issue.
On September 26, 2019, we established the ATM Program which allowed the issue of up to $125 million of common shares from treasury from time to time at prevailing market prices. As at September 30, 2020, 14,458,000 common shares were issued under the ATM Program at an average selling price of $8.65 per share. We received $82.1 million in cash from the ATM Program in the first half 2020, including $6.5 million of cash transferred from the sales agent in early January 2020 for shares issued in late December 2019.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants at September 30, 2020. On August 31, 2020, we completed a redemption of $58.6 million of principal under the equity clawback provision of our senior secured notes. The payment was completed with proceeds from our ATM Program.
On October 29, 2020, we issued a redemption notice for the senior secured notes and intend to redeem $7.5 million of the principal amount of the senior secured notes in December 2020. The redemption amount is based on flow-through shares issued in the quarter and the redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at September 30, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at September 30, 2020 our current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.5%) on non-financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. This amount remains outstanding at September 30,

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
2020. We have no immediate plans for use of the funds, however, proceeds will be used for general corporate purposes as required. Availability under the credit facility is also reduced by non-financial letters of credit issued against the facility as described in the section below.
On June 30, 2020, we completed a scheduled $33.3 million payment on the $200 million term loan.
Capital Resources

	September 30, 2020	December 31, 2019
Cash, cash equivalents and term deposits	$504.4	$181.0
Working capital	332.2	205.9
Debt – long-term	326.2	413.1

At September 30, 2020, we had unrestricted cash and cash equivalents and term deposits of $504.4 million compared to $181.0 million at December 31, 2019. The increase includes the $150 million draw under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds will be used for general corporate purposes as required. The increase also included $82.1 million of ATM Program proceeds received in the first half of 2020.
At September 30, 2020, we have $31.9 million available under our $250 million revolving credit facility. As at September 30, 2020, we had outstanding EUR 57.6 million and CDN $0.4 million ($68.1 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with our operations and reduce availability under the revolving credit facility by corresponding amounts.
We believe that the working capital of $332.2 million as at September 30, 2020, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2020 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt (1)	$66.7	$66.7	$183.3	$241.4	$—	$—	$558.1
Purchase obligations and other commitments	57.2	4.8	0.4	0.1	0.1	—	62.6
	$123.8	$71.4	$183.7	$241.6	$0.1	$—	$620.7

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 30, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility. At this time, we expect to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt on the statement of financial position as at September 30, 2020.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs and capital projects at Kisladag and capital projects at Efemcukuru.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Quarterly Results

	2020	2020	2020	2019	2019	2019	2019	2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$287.6	$255.9	$204.7	$191.9	$172.3	$173.7	$80.0	$92.8
Impairment charges (reversals), net of tax	—	–	–	(68.2)	—	(11.7)	–	234.4
Net earnings (loss) (1)	$41.0	$45.6	($4.9)	$91.2	$4.2	$12.2	($27.0)	($218.2)
Net earnings (loss) per share (1)
- basic	0.24	0.27	(0.03)	0.57	0.03	0.08	(0.17)	(1.38)
- diluted	0.23	0.26	(0.03)	0.56	0.03	0.08	(0.17)	(1.38)
(1)Attributable to Shareholders of the Company.

Revenue in Q1 though Q3 2020 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the temporary suspension of operations at Lamaque from March 25, 2020 to April 15, 2020.
Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 positively impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q4 2018 were negatively impacted by impairments of assets in Greece. Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively. Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020.

Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2020	174,781,329
- as of October 29, 2020	174,798,872
Share purchase options - as of October 29, 2020 (Weighted average exercise price per share: Cdn$11.59)	5,283,353
(1)Includes Treasury Stock.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Production costs (1)	$117.4	$84.8	$328.2	$237.6
Stratoni production costs (2)	(12.2)	(13.4)	(37.8)	(40.1)
Production costs – excluding Stratoni	105.2	71.4	290.5	197.6
By-product credits	(13.7)	(11.5)	(37.1)	(33.4)
Royalty expense and production taxes	(17.5)	(4.3)	(32.3)	(10.0)
Cash operating costs	$73.9	$55.6	$221.0	$154.2
Gold ounces sold	137,704	99,241	388,883	256,000
Cash operating costs per ounce sold	$537	$560	$568	$602

(1)Includes inventory write-downs.
(2)Base metals production.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.4	($0.7)	$0.2	$3.3	$26.2	59,571	$440
Lamaque	20.0	(0.3)	0.1	(0.7)	19.1	38,587	494
Efemcukuru	11.7	(1.7)	3.3	0.3	13.7	24,471	561
Olympias	22.0	(11.0)	4.9	(0.9)	15.0	15,075	992
Total consolidated	$77.1	($13.7)	$8.5	$2.0	$73.9	137,704	$537

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$71.7	($1.6)	$0.5	$6.7	$77.3	171,088	$452
Lamaque	52.8	(0.7)	0.2	(0.8)	51.5	97,279	530
Efemcukuru	34.7	(2.9)	10.3	0.3	42.4	73,384	577
Olympias	63.8	(32.0)	13.1	4.8	49.8	47,132	1,056
Total consolidated	$223.0	($37.1)	$24.0	$11.1	$221.0	388,883	$568

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$27.3	($0.3)	$0.1	($12.7)	$14.3	35,881	$399
Lamaque	15.6	(0.2)	—	(0.5)	14.9	31,122	480
Efemcukuru	12.4	(0.9)	3.5	0.1	15.1	25,583	591
Olympias	17.7	(10.1)	2.3	1.4	11.2	6,655	1,678
Total consolidated	$72.9	($11.5)	$5.9	($11.8)	$55.6	99,241	$560

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$64.9	($0.8)	$0.3	($24.8)	$39.4	89,208	$442
Lamaque (2)	31.8	(0.4)	0.1	(4.0)	27.5	55,452	496
Efemcukuru	36.6	(2.0)	11.5	1.8	47.8	80,222	596
Olympias	50.7	(30.2)	7.8	11.1	39.4	31,118	1,268
Total consolidated	$184.0	($33.4)	$19.6	($16.0)	$154.2	256,000	$602

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Excludes ounces sold and associated costs for pre-commercial production sales.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Cash operating costs	$73.9	$55.6	$221.0	$154.2
Royalties and production taxes (1)	17.5	4.3	32.3	10.0
Total cash costs	$91.5	$59.9	$253.3	$164.2
Gold ounces sold	137,704	99,241	388,883	256,000
Total cash costs per ounce sold	$664	$603	$651	$641
(1)Royalties and production taxes in Q3 2020 were negatively impacted by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. $4.1 million of additional royalty expense was recorded in Q3 2020 to reflect the additional royalty cost associated with gold sales during the first six months of 2020.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019 (1)
Total cash costs	$91.5	$59.9	$253.3	$164.2
Corporate and allocated G&A	8.8	7.8	25.6	26.1
Exploration and evaluation costs	2.2	3.4	5.5	5.7
Reclamation costs and amortization	1.8	1.3	5.1	3.2
Sustaining capital expenditure	22.1	30.0	63.4	56.3
AISC	$126.4	$102.3	$352.9	$255.5
Gold ounces sold	137,704	99,241	388,883	256,000
AISC per ounce sold	$918	$1,031	$908	$998
(1)Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.2	$9.8	$36.0	$—	$—	$0.9	$5.3	$42.2	59,571	$708
Lamaque	19.1	0.8	19.9	—	1.7	0.4	6.8	28.8	38,587	747
Efemcukuru	13.7	5.2	18.9	—	0.5	0.2	5.1	24.8	24,471	1,012
Olympias	15.0	1.7	16.6	—	0.1	0.3	4.9	21.9	15,075	1,450
Corporate (1)	—	—	—	8.8	—	—	—	8.8	—	64
Total consolidated	$73.9	$17.5	$91.5	$8.8	$2.2	$1.8	$22.1	$126.4	137,704	$918

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$77.3	$16.3	$93.7	$—	$—	$2.4	$13.7	$109.7	171,088	$641
Lamaque	51.5	2.0	53.6	—	4.3	1.1	23.1	82.1	97,279	844
Efemcukuru	42.4	9.9	52.3	—	0.7	0.7	11.8	65.6	73,384	894
Olympias	49.8	4.0	53.8	—	0.5	0.9	14.8	69.9	47,132	1,484
Corporate (1)	—	—	—	25.5	—	—	—	25.5	—	66
Total consolidated	$221.0	$32.3	$253.3	$25.6	$5.5	$5.1	$63.4	$352.9	388,883	$908

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$14.3	$1.4	$15.7	$—	$—	$0.7	$3.9	$20.3	35,881	$566
Lamaque	14.9	0.7	15.6	—	2.3	0.1	15.9	33.9	31,122	1,089
Efemcukuru	15.1	1.4	16.6	—	1.0	0.2	5.2	23.0	25,583	900
Olympias	11.2	0.8	12.0	—	0.1	0.3	4.9	17.3	6,655	2,598
Corporate (1)	—	—	—	7.8	—	—	—	7.8	—	78
Total consolidated	$55.6	$4.3	$59.9	$7.8	$3.4	$1.3	$30.0	$102.3	99,241	$1,031

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$39.4	$2.6	$42.1	$0.1	$—	$1.6	$8.0	$51.8	89,208	$580
Lamaque (1)	27.5	1.5	29.0	—	3.3	0.1	21.2	53.7	55,452	968
Efemcukuru	47.8	3.9	51.7	0.1	2.3	0.6	14.2	68.9	80,222	859
Olympias	39.4	1.9	41.4	—	0.1	0.9	12.9	55.3	31,118	1,776
Corporate (2)	—	—	—	25.8	—	—	—	25.8	—	101
Total consolidated	$154.2	$10.0	$164.2	$26.1	$5.7	$3.2	$56.3	$255.5	256,000	$998

(1)Excludes ounces sold and associated operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
General and administrative expenses (from consolidated statement of operations)	$6.6	$7.4	$21.1	$22.7
Add:
Share based payments	2.6	2.7	7.2	8.1
Defined benefit pension plan expense from corporate and operating gold mines	0.5	0.5	2.0	1.6
Less:
General and administrative expenses related to non-gold mines and in-country offices	0.4	(1.1)	(0.5)	(1.6)
Depreciation in G&A	(0.5)	(1.3)	(1.7)	(1.7)
Business development	(0.5)	(0.4)	(1.7)	(1.4)
Development projects	(0.4)	(0.1)	(0.9)	(1.9)
Corporate and allocated general and administrative expenses per AISC	$8.8	$7.8	$25.6	$26.1

Reconciliation of exploration and evaluation cost included in All-in Sustaining Costs:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Exploration and evaluation expense (from consolidated statement of operations)	$4.1	$2.8	$9.6	$10.7
Add:
Capitalized evaluation cost related to gold mines (1)	1.6	2.9	3.8	5.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(3.5)	(2.4)	(7.9)	(10.2)
Exploration and evaluation cost per AISC	$2.2	$3.4	$5.5	$5.7

(1)Capitalized evaluation costs at Lamaque have been adjusted to exclude a portion attributed to pre-commercial production sales in 2019.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$0.5	$0.6	$1.5	$1.9
Add:
Depreciation related to asset retirement obligation assets	1.5	0.8	4.1	2.0
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.5)	(0.7)
Reclamation costs and amortization per AISC	$1.8	$1.3	$5.1	$3.2

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Additions to property, plant and equipment (from notes to the consolidated financial statements)	$52.6	$45.0	$127.8	$116.5
Growth and development project capital expenditure	(25.9)	(8.2)	(52.7)	(42.0)
Capitalized evaluation expenditure	(1.9)	(3.2)	(4.9)	(8.2)
Sustaining capital expenditure Stratoni (1)	(1.9)	(2.3)	(4.8)	(4.7)
Sustaining capital expenditure equipment leases (2)	(0.8)	(1.4)	(1.9)	(1.4)
Capitalized interest	—	—	—	(3.8)
Sustaining capital expenditure at operating gold mines	$22.1	$30.0	$63.4	$56.3

(1)Base metals production.
(2)Non-cash sustaining equipment leases.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Revenue	$287.6	$172.3	$748.2	$426.0
Less non-gold revenue	(23.3)	(22.1)	(63.5)	(70.4)
Gold revenue	$264.3	$150.2	$684.7	$355.6
Gold oz sold	137,704	99,241	388,883	256,000
Average realized gold price per ounce sold	$1,919	$1,513	$1,761	$1,389

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. Adjusted net earnings (loss) and adjusted net earnings (loss) per share in 2019 has been adjusted to conform with presentation in subsequent periods.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Net earnings (loss) attributable to shareholders of the Company	$41.0	$4.2	$81.7	($10.6)
Loss on foreign exchange translation of deferred tax balances	8.3	3.4	23.5	8.9
Finance costs relating to partial debt redemption	7.9	—	7.9	—
Loss on redemption option derivative	1.3	—	—	—
Lamaque standby costs (1)	0.7	—	2.3	—
Gain on sale of Vila Nova	(2.5)	—	(2.5)	—
Severance costs	—	—	—	1.1
Transaction costs (2)	—	—	—	3.6
Gain on royalty sale (3)	—	—	—	(8.1)
Impairment reversal	—	—	—	(11.7)
Total adjusted net earnings (loss) (4)	$56.7	$7.6	$113.0	($16.9)
Weighted average shares outstanding (thousands)	173,822	158,462	169,676	158,409
Adjusted net earnings (loss) per share ($/share)	$0.33	$0.05	$0.67	($0.11)

(1)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.
(2)$3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.
(3)An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.
(4)Q3 2019 and YTD 2019 have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course losses on disposal of assets (Q3: $0.2 million, YTD: $0.9 million) and inventory write-downs (Q3: $0.3 million reversal, YTD: $1.3 million write-down). Adjusted net earnings as originally presented in Q3 2019 were $7.5 million and adjusted net losses as originally presented for 2019 were $14.7 million.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Earnings (loss) before income tax	$77.0	$19.0	$160.3	$14.8
Depreciation, depletion and amortization (1)	66.1	41.3	177.9	102.9
Interest income	(0.4)	(0.3)	(1.7)	(2.4)
Finance costs	19.9	13.2	42.6	37.3
EBITDA	$162.5	$73.2	$379.1	$152.6
Share-based payments	2.6	2.7	7.2	8.1
Loss on disposal of assets	0.3	—	2.8	1.1
Gain on disposal of Vila Nova	(2.5)	—	(2.5)	—
Lamaque standby costs (2)	1.0	—	3.1	—
Proceeds on pre-commercial production sales, net	—	—	—	12.2
Royalty sale (3)	—	—	—	(8.1)
Severance costs	—	—	—	1.1
Impairment reversal	—	—	—	(11.7)
Adjusted EBITDA	$163.9	$75.9	$389.8	$155.2

(1)Includes depreciation within general and administrative expenses.
(2)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic are presented net of subsidies recorded in other income.
(3)An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash. Changes in cash balances relating to term deposits or restricted cash are not considered to be representative of our ability to generate cash.

	Q3 2020	Q3 2019	YTD 2020	YTD 2019
Cash generated from (used in) operating activities	$165.4	$51.2	$318.3	$101.6
Cash generated from (used in) investing activities	(96.7)	(34.4)	(179.6)	(131.9)
(Decrease) increase in term deposits	48.5	0.1	50.1	(1.8)
(Decrease) increase in restricted cash	—	(0.3)	(1.1)	(10.5)
Free cash flow	$117.2	$16.7	$187.7	($42.5)

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at September 30, 2020	As at December 31, 2019
Current assets, excluding assets held for sale	$756.3	$423.4
Current liabilities, excluding liabilities held for sale	424.1	217.5
Working capital	$332.2	$205.9

Cash Flow from Operations before Changes in Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: global outbreaks of infectious diseases including COVID-19; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks; deterioration of global economic conditions; new or amended government regulation; commodity price risk; information technology systems risks; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk factors in our business' in our AIF, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2020 include the following:
COVID-19 and Liquidity Risk
Our business could be significantly adversely affected by the effects of any widespread global outbreak of contagious diseases. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact operating results. In particular, the recent outbreak of COVID-19 has had a negative impact on global financial conditions. We cannot accurately predict the impact COVID-19 will have on our operations, the fair value of our assets, our ability to obtain financing, third parties’ ability to meet their obligations with us, the length of travel and quarantine restrictions imposed by governments of the countries in which we operate as well as uncertainties relating to the severity of the disease and the duration of the outbreak.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. We have no immediate plans for use of the funds, however, proceeds will be used for general corporate purposes as required. We continue to monitor our capabilities to meet ongoing debt and other commitments, including reviewing our operating costs and capital budget to reduce expenditures if required.
In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020. During this period we ramped down activity and maintained only essential personnel on site responsible for maintaining appropriate health, safety, security and environmental systems. In the event that the prevalence of COVID-19 continues to increase (or fears in respect of COVID-19 continue to increase), governments, including those beyond the Province of Quebec, may continue to increase regulations and restrictions regarding the flow of labour or products, and travel bans, and our operations, suppliers, customers and distribution channels, and the ability to advance our projects, could be significantly adversely affected.
Isolated cases of COVID-19 infections were experienced at mine sites in the quarter and in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. These isolated cases did not result in significant disruptions to production and our mines are currently

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020 fully operational. Should there be additional cases of our employees or contractors becoming infected with COVID-19 or similar pathogens, it could have a material negative impact on our operations and prospects.
We have implemented what we believe to be the necessary processes, policies and controls in each of our jurisdictions in which we operate in order to adequately respond to developments relating to COVID-19, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development and the resulting implications globally, there is no assurance that any policies and procedures that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favourable economic and health and safety outcomes.
Interest Rate Risk
Our outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, we additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At September 30, 2020, $167 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% change in the variable interest rate would result in a $3.2 million change in net earnings on an annualized basis.
Repatriation of Funds and Debt Service Obligations
We repatriate profits from our foreign subsidiaries from time to time in order to service our indebtedness and fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. In April 2020, the Turkish government implemented a temporary partial ban on the payment of dividends to shareholders in response to the economic downturn caused by the COVID-19 pandemic. The ban applies to non-public companies and limits the amount of dividends that can be distributed to 25% of net profit of 2019. The ban was originally set to expire on September 30, 2020 and was subsequently extended to December 31, 2020. We have no immediate plans to repatriate profits through dividends from our Turkish subsidiary that operates the Kisladag and Efemcukuru mines. However, if restrictions on distributions of dividends from Turkish companies continue to be extended or other measures are implemented to restrict the return of capital to shareholders outside of Turkey, we may not be able to repatriate sufficient funds from Turkey to service our debt or fulfill our business plans.

These are not the only risks that could have an effect on the our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in our AIF, which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems designed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal control over financial reporting during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Significant Judgments and Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2019 and 2018. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018 other than as described below.
Interest rate benchmark reform
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements.
Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.
The following amendment to existing standards has been issued but not yet adopted by the Company.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020 financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated financial statements as a result of adoption.
Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company is assessing the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements including the impact, if any, on amounts drawn on the Company's third amended and restated credit agreement which bear interest based on LIBOR.
Qualified Person
Except as otherwise noted, Paul Skayman, FAusIMM, consultant to the Company, is the qualified person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "believes", "continue", "estimates", "expected", "expects", "future", "guidance", "intends", "opportunity", "plans", "scheduled", "goal", "strive", "project", "outlook", "target", "foresee" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity annual gold production; our strategy with respect to non-core assets; expected benefits resulting from design improvements at Kisladag; timing of construction and expected benefits resulting from design improvements at Skouries; timing of drilling activities at the Stratoni mine; our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher gold bearing solution volumes and increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll and related upgrades at Kisladag; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; expansion at Lamaque, Efemcukuru, Olympias and Stratoni; the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru; favourable economics for our heap leaching plan and the ability to extend mine life at our projects; planned capital and exploration expenditures, including at Olympias, Lamaque and Stratoni and the timing thereof; conversion of mineral resources to mineral reserves; the qualification of common shares as flow-through shares for Canadian tax purposes; the evaluation of alternative mechanized mining technologies; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020 achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; benefits of the improvements at Kisladag; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; results of further testwork; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2019 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. Such terms are not defined under the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7") and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020 standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves. Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made whereas "inferred mineral resources" have a great amount of uncertainty as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Although generally speaking it can be assumed that with further work and the application of modifying factors all mineral resources are upgradeable, investors are cautioned not to assume that all or any part of the "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" reported herein will ever be upgraded to a higher category.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Corporate Information
Directors

George Albino [2,3,5]	Chairman of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Catharine Farrow [2,4,5]	Independent Director
Pamela Gibson [1,3]	Independent Director
Judith Mosely [1,4]	Independent Director
Steven Reid [2,4,5]	Independent Director
John Webster [1,3]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Christos Balaskas	VP and General Manager, Greece
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP Finance
Sam Houston	VP Capital Projects & Engineering
Peter Lewis	VP Exploration

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager, Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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